UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-34804

ASIA ENTERTAINMENT & RESOURCES LTD.

(Translation of registrant’s name into English)

Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

On March 11, 2013, Asia Entertainment & Resources Ltd. (the “Company”) issued a press release announcing that its Board of Directors has authorized the establishment of a new share repurchase program for the Company to purchase up to four million of its ordinary shares on the open market at prices to be determined by the Company’s management. In order to comply with the Company’s insider trading policy, the program will begin 3 trading days after the release of the Company’s financial results for the year ended December 31, 2012 and will expire on December 31, 2013. Purchases pursuant to the program may be made from time to time in accordance with SEC rules and regulations through open market transactions, subject to market conditions, the Company’s share price and other factors. The repurchase program may be modified, suspended or discontinued at any time.

The press release is attached hereto as Exhibit 99.1.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Press Release dated March 11, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 11, 2013	ASIA ENTERTAINMENT & RESOURCES LTD.

	By:	/s/ Li Chun Ming Raymond
Name: Li Chun Ming Raymond Title: Chief Financial Officer

EXHIBIT INDEX

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Press Release dated March 11, 2013